Rule 424(b)(3)
                           Registration Statement No. 333-21901

Pricing Supplement No. 30
Dated May 23, 1997

(To Prospectus dated February 24, 1997 and
 Prospectus Supplement dated May 21, 1997)




             INTERNATIONAL LEASE FINANCE CORPORATION

                         $750,000,000
                MEDIUM-TERM NOTES, SERIES I


DESIGNATION (check one):

          Regular Floating Rate Note __
          Floating Rate/Fixed Rate Note  _X_
          Inverse Floating Rate Note __

PRINCIPAL AMOUNT:  U.S. $50,000,000

ISSUE PRICE:  100%

CUSIP:  45 974 VTD 0

ORIGINAL ISSUE DATE:  May 30, 1997

STATED MATURITY:  November 15, 2005

INTEREST RATE BASIS OR BASES:  LIBOR

INITIAL INTEREST RATE:  To be determined on May 28, 1997

INTEREST PAYMENT DATES:  See "Additional Terms -- Interest Rates"
                                            below

INTEREST RATE RESET PERIOD:  See "Additional Terms -- Interest
                                            Rates" below

INTEREST RATE RESET DATES:  See "Additional Terms -- Interest
                                            Rates" below

INDEX MATURITY:  Three month LIBOR

SPREAD:  (0.20)%.  See also "Additional Terms -- Interest Rates"
                                            below

SPREAD MULTIPLIER:  %  N/A

MAXIMUM INTEREST RATE:  N/A

MINIMUM INTEREST RATE:  N/A

OVERDUE RATE:  N/A

REDEEMABLE BY THE COMPANY ON OR AFTER:  See "Additional Terms --
                                   Reset of Interest Rate for
                                   Fixed Rate Period" below

OPTIONAL REPAYMENT DATE:  See "Additional Terms -- Put Option"
                                   below

FIXED RATE COMMENCEMENT DATE:  See "Additional Terms -- Interest
                                   Rates" below

FIXED INTEREST RATE:  See "Additional Terms -- Interest Rates"
                                   below

REPURCHASE PRICE (for Original Issue Discount Securities):

OPTIONAL RESET DATES:  N/A

EXTENSION PERIODS:  N/A

FINAL MATURITY:  November 15, 2005

DESIGNATED LIBOR PAGE (for LIBOR Notes only) (check one):

          LIBOR Reuters   __
          LIBOR Telerate  _X_

DESIGNATED CMT TELERATE PAGE (for CMT Notes only):  N/A

DESIGNATED CMT MATURITY INDEX (for CMT Notes only):  N/A

TYPE OF NOTE (check one):

          Book-Entry Note     _X_
          Certificated Note   ___

OTHER PROVISIONS:

UNDERWRITER:  AIG Financial Securities Corp.

DISCOUNT:  0.35%

CALCULATION AGENT:  AIG Financial Securities Corp.

                        ADDITIONAL TERMS

     The Notes are described in the Prospectus and the Prospectus Supplement for Medium Term Notes, Series I referenced above, and reference is made thereto for a detailed summary of additional provisions of the Notes. The description of the particular terms of the Notes set forth in this Pricing Supplement supplements, and to the extent inconsistent therewith replaces, the description of the terms and provisions of the "Offered Debt Securities" in the Prospectus and the "Notes" in the Prospectus Supplement. Capitalized terms used but undefined herein shall have the meanings given such terms in such Prospectus and Prospectus Supplement.


INTEREST RATES

     During the period commencing with the Original Issue Date to but excluding November 15, 2000 (the "Floating Rate Period"), the Notes will bear interest at a floating rate equal to 3-month LIBOR (Telerate p. 3750) less 0.20%. Interest during the Floating Rate Period will be payable quarterly in arrears on each January 15, April 15, July 15 and October 15, commencing July 15, 1997 (each a "Floating Rate Interest Payment Date"), to the person in whose name a Note is registered on the fifteenth day (whether or not a Business Day) immediately preceding the applicable Floating Rate Interest Payment Date. During the Floating Rate Period, interest shall be reset quarterly on the second London Business Day prior to the Floating Rate Interest Payment Date for the immediately preceding quarterly interest period and shall be computed on the basis of the actual number of days elapsed in such quarterly period divided by 360.

     If the Calculation Agent has not given the Put Notice (as defined below) or the Company has not repurchased the Notes (see "Reset of Interest Rate for Fixed Rate Period" below), then during the period from and including November 15, 2000 to the Maturity Date (the "Fixed Rate Period"), the Notes will bear interest at a fixed rate calculated as described below (see "Reset of Interest Rate for Fixed Rate Period" below). Interest during the Fixed Rate Period will be payable semi-annually in arrears on each April 15 and October 15, commencing April 15, 2001 (each a "Fixed Rate Interest Payment Date"), to the person in whose name a Note is registered on the April 1 or October 1 (whether or not a Business Day) immediately preceding the applicable Fixed Rate Interest Payment Date. The amount of interest payable during the Fixed Rate Period will be computed and paid on the basis of a 360-day year of twelve 30-day months.

PUT OPTION

     The Calculation Agent has the right to require the Company to repurchase all (but not less than all) of the Notes on November 15, 2000 at a purchase price equal to 100% of the principal amount thereof, plus accrued but unpaid interest to but excluding November 15, 2000 (the "Redemption Price"), by delivering written notice thereof to the Company on behalf of all (but not fewer than all) holders of the Notes (the "Put Notice"). Such Put Notice shall be given no later than 9:00 a.m. (New York time) on November 8, 2000. The Calculation Agent shall give the Put Notice if the holders of a majority in principal amount of the Notes request the Calculation Agent to give the Put Notice, in which event the Put Notice shall be binding on all Noteholders; the Calculation Agent shall not give the Put Notice absent such request of the holders of a majority in principal amount of the Notes. In the event the Put Notice is timely given, the Company shall repurchase the Notes at the Redemption Price on November 15, 2000.

     IF REQUIRED BY THE CALCULATION AGENT, EACH HOLDER SHALL INDICATE ITS ELECTION TO HAVE THE CALCULATION AGENT DELIVER THE PUT NOTICE TO THE COMPANY BY DELIVERING WRITTEN NOTICE OF SUCH ELECTION TO THE CALCULATION AGENT BY NO LATER THAN 12:00 NOON (NEW YORK TIME) ON NOVEMBER 6, 2000.

RESET OF INTEREST RATE FOR FIXED RATE PERIOD

     If the Calculation Agent has not delivered the Put Notice to the Company in accordance with the terms set forth under "Put Option" above, the Company and the Calculation Agent, on November 8, 2000, shall undertake the following actions to calculate the fixed rate of interest to be paid on the Notes during the Fixed Rate Period. All references to specific hours are references to prevailing New York time. Each notice, bid or offer (including those given by the Reference Dealers [as defined below]) shall be given telephonically and shall be confirmed as soon as possible by facsimile to each of the Calculation Agent and the Company. The times set forth below are guidelines for action by the Company and the Calculation Agent, and each shall use its best efforts to adhere to such times. The Company shall use its best efforts to cause the Reference Dealers to take all actions contemplated below in as timely a manner as possible.

     A HOLDER SHALL INDICATE ITS ELECTION TO SELL ITS NOTE TO, AND PURCHASE DESIGNATED TREASURY BONDS FROM, THE FINAL DEALER OR FINAL DEALERS (AS DEFINED BELOW) IN ACCORDANCE WITH THE TERMS SET FORTH IN PARAGRAPH (F) BELOW BY NOTIFYING THE CALCULATION AGENT OF SUCH ELECTION BY NO LATER THAN 9:35 A.M. (NEW YORK TIME) ON NOVEMBER 8, 2000. IF THE CALCULATION AGENT HAS NOT RECEIVED WRITTEN ELECTION FOR THE SALE OF AT LEAST $25,000,000 AGGREGATE PRINCIPAL AMOUNT OF THE NOTES TO THE FINAL DEALER OR FINAL DEALERS, THE CALCULATION AGENT SHALL SELECT PRO RATA FROM ALL HOLDERS NOTES IN A PRINCIPAL AMOUNT THAT, WHEN AGGREGATED WITH THE PRINCIPAL AMOUNT OF NOTES FOR WHICH THE CALCULATION AGENT HAS RECEIVED A WRITTEN ELECTION TO SELL, WILL TOTAL $25,000,000, AND SHALL IMMEDIATELY NOTIFY SUCH HOLDERS OF SUCH SELECTION. THE HOLDERS OF SUCH RANDOMLY SELECTED NOTES SHALL SELL THEIR NOTES TO, AND PURCHASE DESIGNATED TREASURY BONDS FROM, THE FINAL DEALER OR FINAL DEALERS IN ACCORDANCE WITH THE TERMS SET FORTH IN PARAGRAPH (F) BELOW.

     (a) At 9:00 a.m., the Company shall provide to the Calculation Agent the names of four financial institutions that deal in the Company's debt securities and have agreed to participate as reference dealers in accordance with the terms set forth below (the "Reference Dealers") and, for each Reference Dealer, the name of and telephone and facsimile numbers for one individual who will represent such Reference Dealer.

     (b)  At 9:15 a.m., the Calculation Agent shall:

          (i) determine and provide to the Company the 5-year Treasury bond yield determined at or about such time (the "Designated Treasury Yield") based on an issue of 5-year Treasury bonds chosen by the Calculation Agent (the "Designated Treasury Bonds");

          (ii) calculate and provide to the Company the "Premium", which shall equal the present value (expressed as a percentage rounded to four decimal places) of the Treasury Rate Difference applied over the 10 semi-annual periods from November 15, 2000 to the Maturity Date, discounted at the Discount Rate divided by two, where:

               "Treasury Rate Difference" means the difference between 6.585% (the "Initial Treasury Yield") minus the Designated Treasury Yield; and

               "Discount Rate" means the sum of the Designated
               Treasury Yield plus 0.50%; and

          (iii)     provide to the Company the aggregate
                    principal amount of the Designated Treasury
                    Bonds that the Holders will purchase (the
                    "Hedge Amount") in the event that all of the Notes are sold to one or more of the Reference Dealers in accordance with paragraph (f) below.

     (c) The Calculation Agent immediately thereafter shall contact each of the Reference Dealers and request that each Reference Dealer provide to the Calculation Agent the following firm bid and firm offer for the benefit of the Holders (which bid and offer shall remain firm for 15 minutes):

          (i) a firm bid (on an all-in basis), expressed as a spread to the Designated Treasury Bonds (using, for such purposes, the Designated Treasury Yield), at which such Reference Dealer would purchase any Notes offered (up to Notes in a principal amount equal to $50,000,000, provided that such Reference Dealer shall not be obligated to purchase Notes in a principal amount less that $25,000,000) at a price equal to 100% plus the Premium for settlement on the Redemption Date (the lowest of such spreads, the "Spread"); and

          (ii) a firm offer (on an all-in basis) to sell
               Designated Treasury Bonds in a principal amount equal to the Hedge Amount at a yield equal to the Designated Treasury Yield for settlement on the Redemption Date.

     (d) At 9:30 a.m., the following shall occur following receipt of the bids and offers requested in paragraph
          (c) above:

          (i) the Calculation Agent shall calculate and provide to the Company the "Adjusted Coupon", which shall be the fixed rate of interest on the Notes required to produce a yield on the Notes equal to the sum of the Designated Treasury Yield and the Spread given a purchase price of 100% plus the Premium;

          (ii) the Interest Rate on the Notes shall be adjusted and shall equal, effective from and including
               November 15, 2000 to the Maturity Date, the
               Adjusted Coupon; and

          (iii) the Reference Dealer providing the Spread shall be deemed the "Final Dealer"; provided that if two or more Reference Dealers shall have quoted such Spread, the Company shall determine which of such Reference Dealers shall be the Final Dealer or the Final Dealers (and, in the latter case, the allocation to be made between them).

     (e) At 9:35 a.m., the Company shall notify the Calculation Agent whether or not it elects to redeem all of the Notes for settlement on November 15, 2000 at a price based on (i) the Spread and the then-current yield for the Designated Treasury Bonds (as agreed by Company and the Calculation Agent), or (ii) if such current yield is greater than the Initial Treasury Yield, the Spread and the Initial Treasury Yield; if the Company so elects, the Company shall so redeem all of the Notes; provided that if the Company shall not have so notified the Calculation Agent within five minutes of receipt of telephonic notice in accordance with paragraph (d), the Company shall be deemed to have elected not to redeem the Notes.

     (f) If the Company elects (or is deemed to elect) not to redeem the Notes as provided in paragraph (e), the
          Holders:

          (i)  shall sell Notes to the Final Dealer or Final
               Dealers in a principal amount which shall be not less than $25,000,000 nor more than $50,000,000 at a price equal to 100% plus the Premium; and

          (ii) shall purchase Designated Treasury Bonds from the Final Dealer or Final Dealers in a principal amount equal to the Hedge Amount (adjusted pro rata based on the amount of Notes sold in the event that less than $50,000,000 principal amount is sold), at a price based on the Designated Treasury Yield, in each case for settlement on the Redemption Date and, in the case of more than one Final Dealer, according to the allocation designated by the Company under paragraph (d)(iii) above.

     If the Calculation Agent determines that (i) a Market Disruption Event (as defined below) has occurred or (ii) two or more of the Reference Dealers have failed to provide indicative or firm bids or offers in a timely manner substantially as provided above, the steps contemplated above shall be delayed until the next trading day on which there is no Market Disruption Event and no such failure by two or more Reference Dealers. "Market Disruption Event" shall mean any of the following: (i) a suspension or material limitation in trading in securities generally on the New York Stock Exchange or the establishment of minimum prices on such exchange: (ii) a general moratorium on commercial banking activities declared by either federal or New York State authorities; (iii) any material adverse change in the existing financial, political or economic conditions in the United States or America or elsewhere; (iv) an outbreak or escalation of major hostilities involving the United States of America or the declaration of a national emergency or war by the United States of America; or (v) any material disruption of the U.S. government securities market, U.S. corporate bond market and/or U.S. federal wire system.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

     PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR OWN TAX
ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX AND ANY
OTHER TAX TREATMENT OF THE NOTES.

     The following summary of the principal United States federal income tax consequences of ownership of the Notes deals only with a Note held as a capital asset by an initial purchaser who or that is a U.S. Holder (as defined in the Prospectus Supplement). It does not discuss the rules that may apply to special classes of holders such as life insurance companies, tax-exempt organizations, banks, dealers in securities, currencies or commodities, persons that hold Notes as a hedge or hedged against interest rate risks or that are part of a straddle or conversion transaction, or persons whose functional currency is not the U.S. dollar. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as in effect on the date hereof and all subject to change at any time, perhaps with retroactive effect.

     The Notes will be subject to the special rules, set out in Treasury Regulations (the "Regulations"), governing contingent payment debt obligations. Under the Regulations, a U.S. Holder will be required annually to include interest in income in respect of the Notes determined by reference to (i) the annual yield the Company would pay, as of the Original Issue Date, on a fixed rate note with no contingent payments, but with terms and conditions otherwise comparable to those of the Notes (the "comparable yield") and (ii) a "projected payment schedule" constructed for the Note (as described below). Using this comparable yield and the projected payment schedule, rules are applied that are similar to the rules that apply for accruing original issue discount on a noncontingent debt instrument with that yield.

     These rules will likely have the effect of requiring U.S.
Holders to include interest in income in respect of the Notes prior to the receipt of cash attributable to such income.

     More specifically, the amount of interest includible in income for a taxable year by a U.S. Holder will be the sum of the "daily portions" of interest with respect to the Note for each day during the taxable year or portion of the taxable year on which the U.S. Holder owns the Note. The "daily portion" is determined by allocating to each day in any "accrual period" a pro rata portion of the interest allocable to the accrual period. The "accrual period" may be any length selected by a U.S. Holder and may vary over the term of the Note so long as no accrual period is longer than one year.

     The amount of interest allocable to an accrual period is the product of the Note's "adjusted issue price" at the beginning of such accrual period and the comparable yield (adjusted for the length of the accrual period) described above. The "adjusted issue price" of the Note at the start of any accrual period is the sum of the issue price of such Note plus the accrued interest for each prior accrual period less any projected payments of interest deemed received for the period, determined in the manner described below.

     The amount of interest deemed received in any accrual period is based on a "projected payment schedule" for the Notes, which the Company will construct. The "projected payment schedule" is a hypothetical schedule for payments on the Notes as of the issue date that would, if paid in the assumed amounts at the assumed times, produce the comparable yield (as described above). To construct the projected payment schedule, the Company will use the actual amounts and timing of payments that are known as of the issue date. Projections of payments that are based upon LIBOR or are to be determined based upon the reset mechanism will be based upon forward interest rates and similar market-based information.

     U.S. Holders are required to compute the difference between the payments made on the Notes during a taxable year and the projected payments for the year. If the actual payments made during the year exceed the projected payments, the excess is treated as an additional payment of interest. If the actual payments are less than the projected payments, the difference first reduces the amount of interest otherwise taken into account for the year, and any excess (the "excess negative adjustment") is treated as an ordinary loss for the U.S. Holder to the extent of the interest that was included in respect of the instrument in prior taxable years (as reduced by previous negative adjustments). Any remaining excess negative adjustment is carried forward and treated as a negative adjustment for the succeeding taxable year. Any excess negative adjustment carryforward not ultimately used to offset future interest accruals effectively reduces the amount of gain, or increases the amount of loss, realized at maturity or earlier redemption of the Notes.

     The Company's projected payment schedule will be available from Pamela S. Hendry, International Lease Finance Corporation, 1999 Avenue of the Stars, 39th Floor, Los Angeles, California 90067 (telephone no.: (310) 788-1990). A U.S. Holder is required to use the comparable yield and projected payment schedule determined by the Company in determining its interest accruals in respect of the Notes, unless such U.S. Holder timely discloses and justifies on its federal income tax return the use of a different comparable yield and projected payment schedule to the Internal Revenue Service.

     THE COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE IS NOT PROVIDED FOR ANY PURPOSE OTHER THAN THE DETERMINATION OF A U.S. HOLDER'S INTEREST ACCRUALS IN RESPECT OF THE NOTES, AND THE COMPANY MAKES NO REPRESENTATION REGARDING THE ACTUAL AMOUNT OF PAYMENTS WITH RESPECT TO THE NOTES, WHICH MAY BE LESS THAN THE PROJECTED PAYMENTS.

     Gain or loss at maturity or earlier redemption of the Notes (at the option of (i) the Holders of a majority of the principal amount of the Notes or (ii) the Company) will be determined by the difference, if any, between the amount received by the U.S. Holder at such time and the projected amount of such payment under the projected payment schedule. Any gain recognized by a U.S. Holder at maturity will be treated as interest income, and any loss recognized by a U.S. Holder will be treated as ordinary loss to the extent of the U.S. Holder's prior interest inclusions (reduced by prior ordinary losses attributable to net negative differences between actual contingent payments and projections of such payments), and therefore generally as capital loss.

     Any gain upon sale or exchange of the Notes will be interest income; any loss will be ordinary loss to the extent of interest included as income in the current or previous taxable years by the U.S. Holder in respect of the Notes, and thereafter, capital loss.

     In general, information reporting requirements will apply to all payments in respect of a Note made within the United States to a non-corporate U.S. Holder and "backup withholding" at a rate of 31% will apply to such payments if the U.S. Holder fails to provide an accurate taxpayer identification number or is notified by the Internal Revenue Service that it has failed to report all interest and dividends required to be shown on its federal income tax returns.

SUPPLEMENTAL PLAN OF DISTRIBUTION

     The Company has agreed to sell to AIG Financial Securities
Corp., and AIG Financial Securities Corp. has agreed to purchase from the Company, the Notes. See "Plan of Distribution" in the attached Prospectus Supplement.

     This Pricing Supplement and the attached Prospectus Supplement and Prospectus may be used by AIG Financial Securities Corp. in connection with offers and sales related to secondary market transaction in the Notes. AIG Financial Securities Corp. may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing prices at the time of sale.

     The offering is being made pursuant to the provisions of Rule 2720 of the National Association of Securities Dealers, Inc.
by AIG Financial Securities Corp., an affiliate of the Company.